Afya Limited Announces Third-Quarter and Nine Months 2022 Financial Results

Guidance On Track

Robust EPS Expansion

Nova Lima, Brazil, November 21, 2022 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, reported today financial and operating results for the three and nine-month period ended September 30, 2022 (third quarter 2022). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Third Quarter 2022 Highlights

▪	3Q22 Adjusted Net Revenue increased 25.2% YoY to R$580.2 million. Adjusted Net Revenue excluding acquisitions grew 17.1%, reaching R$542.4 million.
▪	3Q22 Adjusted EBITDA increased 19.5% YoY, reaching R$228.7 million, with an Adjusted EBITDA Margin of 39.4%. Adjusted EBITDA excluding acquisitions grew 10.2%, reaching R$211.0 million, with an Adjusted EBITDA Margin of 38.9%.
▪	3Q22 Adjusted Net Income increased 2.7% YoY, reaching R$120.1 million, with an EPS growth of 47.4% in the same period.

Nine Months 2022 Highlights

▪	9M22 Adjusted Net Revenue increased 38.2% YoY to R$1,724.0 million. Adjusted Net Revenue excluding acquisitions grew 15.6%, reaching R$1,441.5 million.
▪	9M22 Adjusted EBITDA increased 28.6% YoY reaching R$719.7 million, with an Adjusted EBITDA Margin of 41.7%. Adjusted EBITDA excluding acquisitions grew 5.3%, reaching R$589.2 million, with an Adjusted EBITDA Margin of 40.9%.
▪	9M22 Adjusted Net Income increased 18.8% YoY, reaching R$406.4 million, with an EPS growth of 77.5% in the same period.
▪	Cash conversion of 104.6%, with a solid cash position of R$715.6 million.
▪	~286 thousand monthly active physicians and medical students using Afya’s Digital Services, an increase of 15.7% over the same period of last year.
Table 1: Financial Highlights
	For the three months period ended September 30,					For the nine months period ended September 30,
(in thousand of R$)	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	580,575	542,810	454,387	27.8%	19.5%	1,745,055	1,462,585	1,221,112	42.9%	19.8%
(b) Adjusted Net Revenue (1)	580,198	542,433	463,278	25.2%	17.1%	1,723,993	1,441,523	1,247,321	38.2%	15.6%
(c) Adjusted EBITDA (2)	228,730	210,968	191,400	19.5%	10.2%	719,717	589,167	559,709	28.6%	5.3%
(e) = (c)/(b) Adjusted EBITDA Margin	39.4%	38.9%	41.3%	-190 bps	-240 bps	41.7%	40.9%	44.9%	-320 bps	-400 bps

*For the three months period ended September 30, 2022, "2022 Ex Acquisitions" excludes: UNIGRANRIO (only July, 2022; Closing of UNIGRANRIO was in August, 2021), RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic (all from July to September, 2022; Closing of RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic were after October, 2021).
*For the nine months period ended September 30, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae (from January to March, 2022; Closing of Medicinae was in March, 2021), Cliquefarma (from January to April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (from January to April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from January to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from January to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO (from January to July, 2022; Closing of UNIGRANRIO was in August, 2021), RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic (all from January to September, 2022; Closing of RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic were after October, 2021).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

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1.	Message from Management

As we approach the end of the year, we can gladly see Afya delivering strong results again. This quarter was marked by significant increases in net revenue in our three segments, positive EBITDA, cash generation and EPS growth, and a consistent business expansion. All these factors combined enable us to reassure our 2022 guidance, reinforcing our business strategy execution.

Back in the third quarter of 2021, we were hoping to see the pandemic lose its strength. Now, in 2022, we can finally see our students, employees, and partners extracting the best from our ecosystem again. After the opening of six new Continuing Education campuses – a segment that was impacted during COVID-19 times -, we can see, for the third time this year, an incredible recovery compared to last year, with strong intake processes, new campuses and courses maturation, and our practical classes boosting again.

On the Undergrad side of the education segment, we can also see important movements. First, the successful opening of four Mais Médicos campuses – Abaetetuba, Bragança, Itacoatiara, and Manacapuru -, along with UniSL Ji-Parana campus, all of them combined totaling 228 new medical seats to our portfolio this quarter, allowing us to reach an impressive number of 2,709 medical operating seats, strengthening our consolidation as the medical undergrad leader in Brazil. Second, to further boost this leadership, on October 13rd, we announced the entering into a share purchase agreement for our largest acquisition so far, UNIT Alagoas and FITS Jaboatão dos Guararapes, adding 340 more medical seats to our base. With the conclusion of this acquisition, will increase our 2,759 approved seats to 3,099. And third, the completeness of Unigranrio’s integration process also in October, one year after its acquisition, proving our commitment to extracting synergies within the operation. All this effort means one thing: our medical education business remains, and will continue to be, the cornerstone of our business in the short and middle terms, delivering highly predicted growth combined with strong profitability and cash generation.

On our Digital Services segment, we are proud to see another quarter of strong inorganic and organic growth. Afya’s Digital Health Services is being able to help physicians’ during their medical journey and now, with our 6 pillars complete after the acquisition of Glic, we will further explore the development of our ecosystem, which is being built with multiple offerings, unlocking new interactions and revenue streams that go beyond the physicians, achieving pharma players, hospitals, labs and drugstores chains, scratching the surface of a total addressable market of R$28.4 billion. Since the beginning of the year, we have been disclosing our B2P and B2B figures, breaking down our Digital Service’s net revenue within these two for a better perspective.

As a reflection of our great results and actions that are being shown to the market, we are also glad to announce that, for the third time in a row, we’ve won the “Anuário Época Negócios 360º” award as the best Company in the Education segment. We are very proud of this achievement, as it is the recognition of the work and passion of our more than nine thousand employees around a unique vision: to transform health together with those who have medicine as a vocation.

With another round of high and sustainable growth, our mission remains solid as ever: to provide an ecosystem that integrates education and digital solutions for the entire medical journey, enhancing the development, updating, assertiveness, and productivity of health professionals. We are very proud of our business and of what we have achieved so far, as well as excited about what we are planning for the future.

2.	Subsequent Events in the Quarter:
▪	Afya announced on October 13th, 2022, that it has entered into a share purchase agreement for the acquisition of 100% of the total share capital of Sociedade Educacional e Cultural Sergipe DelRey Ltda., that encompasses the operations of Centro Universitário Tiradentes Alagoas ("UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes ("FITS Jaboatão dos Guararapes”). The acquisition will contribute 340 medical school seats to Afya, increasing Afya’s total medical school seats from 2,759 to 3,099. The aggregate purchase price (enterprise value) is R$825.0 million before the deduction of Net Debt that will be calculated at the closing date, and it will be paid as follows: R$575 million in cash on the transaction closing date and R$250 million in three annual installments, respectively, of R$150 million, R$50 million, and R$50 million, adjusted by the Brazilian interest rate (SELIC). We expected an EV/EBITDA of 5.8x at maturity and post synergies (2024). With the acquisition, Afya further consolidates its presence in the Brazilian Northeast, entering a new state in the region.

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3.	Full Year 2022 Guidance Reaffirmed

The Company is reaffirming its previously issued guidance for FY22 including the successfully concluded acceptances of new medical students for the second semester, ensuring 100% occupancy in all of its medical schools.

The guidance for FY2022 is defined in the following table:

Guidance for 2022	Important considerations
2022 Adjusted Net Revenue is expected to be between R$2,280.0 million – R$2,360.0 million	Includes four Mais Médicos units start operating in 2H22;
Includes Ji-Parana acquisition start operating in the 2H22;
Includes Além da Medicina acquisition;
Excludes any acquisition that may be concluded after the issuance of the guidance, such as Cardiopapers and Glic.
2022 Adjusted EBITDA is expected to be between R$935.0 million - R$1,015 million

4.	9M22 Overview

Operational Review

Afya is the only company offering educational and technological solutions to support physicians across every stage of their medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs, and continuing medical education. The Company also offers solutions to empower physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a Software as a Service (SaaS) model, and assisting physicians in their relationship with their patients.

The Company reports results for three distinct business units. The first, Undergrad – medical schools, other healthcare programs, and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses for physicians. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided into Business to Physician (which encompasses Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription) and Business to Business (which provides access and demand for the healthcare players). Revenue is generated from printed books and e-books, and is recognized at the point in time when control is transferred to the customer, and subscription fees, which are recognized as the services are transferred over time.

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Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Nine months period ended September 30,
	2022	2021	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	2,759	2,611	5.7%
Operating Seats	2,709	2,361	14.7%
Total Students (end of period)	17,997	15,977	12.6%
Average Total Students	17,692	13,983	26.5%
Average Total Students (ex-Acquisitions)*	15,237	13,983	9.0%
Tuition Fees (Total - R$MM)	1,522,393	1,081,135	40.8%
Tuition Fees (ex- Acquisitions* - R$MM)	1,282,263	1,081,135	18.6%
Medical School Gross Avg. Ticket (ex- Acquisitions* - R$/month)	9,351	8,591	8.8%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	7,765	7,109	9.2%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	18,114	19,297	-6.1%
Average Total Students	19,932	14,587	36.6%
Average Total Students (ex-Acquisitions)*	14,401	14,587	-1.3%
Tuition Fees (Total - R$MM)	254,613	163,270	55.9%
Tuition Fees (ex- Acquisitions* - R$MM)	167,925	163,270	2.9%
OTHER UNDERGRADUATE
Total Students (end of period)	23,085	26,953	-14.4%
Average Total Students	23,746	18,533	28.1%
Average Total Students (ex-Acquisitions)*	14,190	18,533	-23.4%
Tuition Fees (Total - R$MM)	201,116	161,063	24.9%
Tuition Fees (ex- Acquisitions* - R$MM)	135,500	161,063	-15.9%
TOTAL TUITION FEES
Tuition Fees (Total - R$MM)	1,978,122	1,405,468	40.7%
Tuition Fees (ex- Acquisitions* - R$MM)	1,585,688	1,405,468	12.8%

*For the nine months period ended September 30, 2022, "2022 Ex Acquisitions" excludes: UNIFIPMoc and FIP Guanambi (from January to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO (from January to July, 2022; Closing of UNIGRANRIO was in August, 2021), and Garanhuns (from January to September, 2022; Closing of Garanhuns was in November, 2021).

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Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	Nine months period ended September 30,
	2022	2021	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	4,036	2,835	42.4%
Average Total Students	3,686	3,273	12.6%
Average Total Students (ex-Acquisitions)	3,686	3,273	12.6%
Net Revenue from courses (Total - R$MM)	75,568	51,481	46.8%
Net Revenue from courses (ex- Acquisitions¹)	75,568	51,481	46.8%
Digital Services
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	12,886	16,878	-23.7%
Prep Courses & CME - B2B	5,704	4,097	39.2%
Além da Medicina Active Payers	5,696	-	n.a.
Cardio Papers Active Payers	5,090	-	n.a.
Medical Harbour Active Payers	5,080	306	1560.1%
Clinical Decision Software
Whitebook Active Payers	133,926	117,826	13.7%
Clinical Management Tools²
iClinic Active Payers	22,596	15,984	41.4%
Shosp Active Payers	2,348	2,093	12.2%

Digital Services Total Active Payers (end of period)	193,326	157,184	23.0%
Net Revenue from Services (Total - R$MM)	134,243	109,613	22.5%
Net Revenue - B2P	117,256	103,596	13.2%
Net Revenue - B2B	16,987	6,017	182.3%
Net Revenue From Services (ex-Acquisitions¹)	111,050	109,613	1.3%
(1) For the nine months period ended September 30, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae (from January to March, 2022; Closing of Medicinae was in March, 2021), Cliquefarma (from January to April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (from January to April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from January to May, 2022; Closing of Shosp was in May, 2021), RX PRO, Além da Medicina, Cardiopapers, and Glic (all from January to September, 2022; Closing of RX PRO, Além da Medicina, Cardiopapers, and Glic were after October, 2021).
(2) Clinical management tools includes Telemedicine and Digital Prescription features.

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Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in each one of our products in the last 30 days of a specific period.

Total monthly active users reached 286 thousand, 15.7% higher over the same period in the last year.

Monthly Unique Active Users (MuaU) represents the number of unique individuals, without overlap of users among products, in the last 30 days of a specific period. Since this concept is being implemented this year, the historical metrics of MuaU could not be disclosed.

Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	3Q22	3Q21	% Chg YoY	2Q22	% Chg QoQ
Content & Technology for Medical Education	21,811	20,015	9.0%	20,739	5.2%
Clinical Decision Software	239,640	194,082	23.5%	221,862	8.0%
Clinical Management Tools¹	23,036	32,909	-30.0%	21,151	8.9%
Physician-Patient Relationship	1,397	-	n.a.	1,101	26.9%
Total Monthly Active Users (MaU) - Digital Services	285,884	247,006	15.7%	264,853	7.9%
1) Clinical management tools includes Telemedicine and Digital Prescription features
2) Clinical management tools MAU excludes other users other than payors, starting in 1Q22
3) Shosp, Medicinae and Além da Medicina starting in 1Q22
4) Cardiopapers and Glic starting in 2Q22

Table 5: Key Operational Drivers for Digital Services - Monthly Unique Active Users (MuaU)
3Q22
Total Monthly Unique Active Users (MuaU) - Digital Services	263,587
1) Total Monthly Unique Active Users excludes non-integrated companies: Medical Harbour, Medicinae, Shosp, Além da Medicina, Cardiopapers and Glic

Seasonality

Undergrad’s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company does not have significant fluctuations during the semester. Digital Services is comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year, as a result of the enrollments of Medcel’s clients period. The majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters of the year.

Revenue

As disclosed in our 2Q22 earnings release, the Company has been recovering amounts related to mandatory discounts in tuition fees previously granted by individual and collective legal proceedings and public civil proceedings related to COVID-19. For the nine months period ended September 30, 2022, this amount represents R$21.1 million, and, as Afya has excluded these mandatory discounts from Adjusted Net Revenue in 2020 and 2021, this recovery is not counted for Adjusted Net Revenue in 2022.

Adjusted Net Revenue for the third quarter of 2022 was R$580.2 million, an increase of 25.2% over the same period of the prior year. Excluding acquisitions, Adjusted Net Revenue in the third quarter increased 17.1% YoY to R$542.4 million, a strong increase, mainly due to the maturation of medical seats and the beginning of the 4 Mais Médicos operations during the third quarter, higher tickets in Medicine courses, and the Continuing Education recovery, which ended the third quarter with a 72.2% year over year increase in net revenue, mainly due to the strong student base expansion during 2022.

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Once again, the Digital Services segment has also contributed to the Adjusted Net Revenues growth this quarter, increasing 59.4% year over year, and 30.4%, excluding acquisitions. This organic growth is a combination of (a) a great start of the B2B engagements, reaching 61 contracts – including pharma solutions and RX PRO contracts -, with 40 different pharmaceutical industry companies, and (b) the expansion of the active payers in the B2P, mainly in Whitebook and iClinic.

For the nine-month period ended September 30, 2022, Adjusted Net Revenue was R$1,724.0 million, an increase of 38.2% over the same period of last year. Excluding acquisitions, Adjusted Net Revenue in the nine-month period increased 15.6% YoY to R$1,441.5 million.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended September 30,					For the nine months period ended September 30,
	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	509,097	479,424	410,059	24.2%	16.9%	1,538,037	1,278,760	1,060,345	45.1%	20.6%
Adjusted Undergrad¹	508,720	479,047	418,950	21.4%	14.3%	1,516,975	1,257,698	1,086,554	39.6%	15.8%
Continuing Education	27,906	27,906	16,209	72.2%	72.2%	75,568	75,568	51,481	46.8%	46.8%
Digital Services	44,548	36,456	27,948	59.4%	30.4%	134,243	111,050	109,613	22.5%	1.3%
Inter-segment transactions	-976	-976	171	n.a.	-670.8%	-2,793	-2,793	-327	754.1%	754.1%
Total Reported Net Revenue	580,575	542,810	454,387	27.8%	19.5%	1,745,055	1,462,585	1,221,112	42.9%	19.8%
Total Adjusted Net Revenue ¹	580,198	542,433	463,278	25.2%	17.1%	1,723,993	1,441,523	1,247,321	38.2%	15.6%
*For the three months period ended September 30, 2022, "2022 Ex Acquisitions" excludes: UNIGRANRIO (only July, 2022; Closing of UNIGRANRIO was in August, 2021), RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic (all from July to September, 2022; Closing of RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic were after October, 2021).
*For the nine months period ended September 30, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae (from January to March, 2022; Closing of Medicinae was in March, 2021), Cliquefarma (from January to April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (from January to April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from January to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from January to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO (from January to July, 2022; Closing of UNIGRANRIO was in August, 2021), RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic (all from January to September, 2022; Closing of RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic were after October, 2021).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended September 30, 2022 increased 19.5% to R$228.7 million, up from R$191.4 million in the same period of the prior year, while the Adjusted EBITDA Margin decreased 190 basis points to 39.4%. For the nine-month period ended September 30, 2022, Adjusted EBITDA was R$719.7 million, an increase of 28.6% over the same period of the prior year, with an Adjusted EBITDA Margin decrease of 320 basis points in the same period. The Adjusted EBITDA Margin reduction is due to (a) the Digital segment, mostly in the performance of Medcel in the residency preparatory market, (b) the expansion of the Continuing Education segment, which is still maturing the new campuses, and (c) the increase in corporate expenses in the period.

Excluding acquisitions, Adjusted EBITDA for the three-month period increased 10.2% YoY to R$211.0 million, while the Adjusted EBITDA Margin decreased 240 basis points to 38.9%. For the nine-month period, excluding acquisitions, Adjusted EBITDA increased 5.3% YoY to R$589.2 million, while the Adjusted EBITDA Margin decreased 400 basis points to 40.9%, mainly due to the same reasons previously explained.

Table 7: Adjusted EBITDA
(in thousands of R$)	For the three months period ended September 30,					For the nine months period ended September 30,
	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	228,730	210,968	191,400	19.5%	10.2%	719,717	589,167	559,709	28.6%	5.3%
% Margin	39.4%	38.9%	41.3%	-190 bps	-240 bps	41.7%	40.9%	44.9%	-320 bps	-400 bps
*For the three months period ended September 30, 2022, "2022 Ex Acquisitions" excludes: UNIGRANRIO (only July, 2022; Closing of UNIGRANRIO was in August, 2021), RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic (all from July to September, 2022; Closing of RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic were after October, 2021).
*For the nine months period ended September 30, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae (from January to March, 2022; Closing of Medicinae was in March, 2021), Cliquefarma (from January to April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (from January to April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from January to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from January to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO (from January to July, 2022; Closing of UNIGRANRIO was in August, 2021), RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic (all from January to September, 2022; Closing of RX PRO, Garanhuns, Além da Medicina, Cardiopapers, and Glic were after October, 2021).

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Adjusted Net Income

Net Income for the third quarter of 2022 was R$80.4 million, an increase of 38.7% over the same period of the prior year. For the nine-month period ended September 30, 2022, Net Income increased 66.3%, from R$193.3 million to R$321.4 million, mainly due to: (a) the increase in operational results, as previously described, (b) the recovery of a portion of the prior granted discounts in tuition fees related to COVID-19, (c) the reduction of financial expenses related to the fx rate difference regarding the Softbank transaction that affected 2Q21, and (d) the reduction on the non-recurring M&A expenses.

Adjusted Net Income for the third quarter of 2022 was R$120.1 million, an increase of 2.7% over the same period of the prior year. Adjusted Net Income for the nine-month period of 2022 was R$406.4 million, an increase of 18.8% year over year.

Our EPS reached R$3.39 per share for the nine-month period ended September 30, 2022, an increase of 77.5% year over year, reflecting the increase in our Net Income, and capital allocation discipline executing our business combination and three buyback programs in a row.

Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended September 30,			For the nine months period ended September 30,
	2022	2021	% Chg	2022	2021	% Chg
Net income	80,410	57,989	38.7%	321,425	193,282	66.3%
Amortization of customer relationships and trademark (1)	18,952	18,031	5.1%	55,959	46,015	21.6%
Share-based compensation	8,833	8,847	-0.2%	20,414	33,949	-39.9%
Non-recurring expenses:	11,861	32,008	-62.9%	8,586	68,726	-87.5%
- Integration of new companies (2)	7,063	5,192	36.0%	17,015	12,728	33.7%
- M&A advisory and due diligence (3)	1,388	8,442	-83.6%	3,194	11,998	-73.4%
- Expansion projects (4)	1,079	3,069	-64.8%	2,358	6,459	-63.5%
- Restructuring expenses (5)	2,708	6,414	-57.8%	7,081	11,332	-37.5%
- Mandatory Discounts in Tuition Fees (6)	-377	8,891	n.a.	- 21,062	8,891	n.a.
Adjusted Net Income	120,056	116,875	2.7%	406,384	341,972	18.8%

Basic earnings per share - in R$ (7)	0.84	0.57	47.4%	3.39	1.91	77.5%
Adjusted earnings per share - in R$ (8)	1.28	1.20	6.7%	4.33	3.50	23.7%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(8) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

Cash and cash equivalents on September 30, 2022, was R$715.6 million, a decrease of 31.1% over the same period in 2021.

For the nine-month period ended September 30, 2022, Afya reported Adjusted Cash Flow from Operations of R$743.8 million, up from R$557.2 million in the same period of the previous year, an increase of 33.5% YoY, boosted by the solid operational results.

Operating Cash Conversion Ratio was strong once again, achieving 104.6% for the nine-month period ended September 30, 2022, compared to 113.5% in the same period of the previous year. This decrease was mainly related to (a) an increase in the trade receivables, partially caused by the recovery of the mandatory discounts in tuition fees related to COVID-19 that were invoiced but not yet received, and (b) the fact that last year’s cash performance was positively impacted by the recover of the special payment conditions related to the COVID-19 given to our students during 2020.

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On September 30, 2022, net debt, excluding the effect of IFRS 16, totaled R$1,348.2 million, compared with net debt of R$1,108.6 million in the same period in 2021, mainly due to payments related to (a) 6 business combinations and license acquisitions executed in the last 12 months, totaling R$263.7 million; (b) shares repurchase program of R$267.5 million, executed in the last 12 months, (c) investments activities in properties, equipment and intangibles (excluding license acquisitions and goodwill) totaling R$228.1 million in the last 12 months, and (d) net financial results from the last 12 months, which totaled R$235.8 million, all partially offset by the R$818.1 million cash generation from September 30, 2021 through September 30, 2022. The following table shows more information regarding the cost of debt for the third quarter, considering loans and financing, and accounts payable to selling shareholders. It is important to mention that our capital structure remains solid with a conservative leveraging position and a low cost of debt.

Table 9: Gross Debt and Cost of Debt
(in R$ MM)	For the nine months period ended September 30,
			Cost of Debt
	Gross Debt	Duration (Years)	per year	%CDI*
Loans and financing: Softbank	824	3.6	6.5%	55%
Loans and financing: Others	575	0.8	13.7%	114%
Accounts payable to selling shareholders plus other financial obligations	664	1.3	11.6%	97%
Total	2.063	2.2	10.0%	84.0%
*Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference. 9M22: ~11.97% p.y.

Table 10: Operating Cash Conversion Ratio Reconciliation	For the nine months period ended September 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2022	2021	% Chg
(a) Cash flow from operations	715,881	528,698	35.4%
(b) Income taxes paid	27,940	28,495	-1.9%
(c) = (a) + (b) Adjusted cash flow from operations	743,821	557,193	33.5%

(d) Adjusted EBITDA	719,717	559,709	28.6%
(e) Non-recurring expenses:	8,586	68,726	-87.5%
- Integration of new companies (1)	17,015	12,728	33.7%
- M&A advisory and due diligence (2)	3,194	11,998	-73.4%
- Expansion projects (3)	2,358	6,459	-63.5%
- Restructuring Expenses (4)	7,081	11,332	-37.5%
- Mandatory Discounts in Tuition Fees (5)	-21,062	26,209	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	711,131	490,983	44.8%
(g) = (c) / (f) Operating cash conversion ratio	104.6%	113.5%	-890 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

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Table 11: Cash and Debt Position
(in thousands of R$)
	3Q22	FY2021	% Chg	3Q21	% Chg
(+) Cash and Cash Equivalents	715,644	748,562	-4.4%	1,038,934	-31.1%
Cash and Bank Deposits	27,161	88,487	-69.3%	75,635	-64.1%
Cash Equivalents	688,483	660,075	4.3%	963,299	-28.5%
(-) Loans and Financing	1,399,724	1,374,876	1.8%	1,377,810	1.6%
Current	259,638	128,720	101.7%	14,780	1656.7%
Non-Current	1,140,086	1,246,156	-8.5%	1,363,030	-16.4%
(-) Accounts Payable to Selling Shareholders	598,367	679,826	-12.0%	696,521	-14.1%
Current	241,560	239,849	0.7%	247,819	-2.5%
Non-Current	356,807	439,977	-18.9%	448,702	-20.5%
(-) Other Short and Long Term Obligations	65,748	72,726	-9.6%	73,212	-10.2%
(=) Net Debt (Cash) excluding IFRS 16	1,348,195	1,378,866	-2.2%	1,108,609	21.6%
(-) Lease Liabilities	782,224	714,085	9.5%	675,895	15.7%
Current	28,685	24,955	14.9%	24,169	18.7%
Non-Current	753,539	689,130	9.3%	651,726	15.6%
Net Debt (Cash) with IFRS 16	2,130,419	2,092,951	1.8%	1,784,504	19.4%

CAPEX

Capital expenditures is consisting of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, and the development of new solutions in the digital segment, among others.

For the nine-month period ending September 30, 2022, CAPEX went from R$140.7 million to R$238.4 million, an increase of 69.4% over the same period of the prior year, due to higher expenditures related to intangible assets, mainly explained by the R$24.4 million earn-out related to the 28 additional seats of Centro Universitário São Lucas, in Ji-Parana, approved in March, 2022, and R$39.1 million remeasurement of Unigranrio's business combination goodwill.

Table 12: CAPEX
(in thousands of R$)	For the nine months period ended September 30,
	2022	2021	% Chg
CAPEX	238,369	140,725	69.4%
Property and equipment	116,641	97,435	19.7%
Intanglibe assets	121,728	43,290	181.2%
- Licenses	24,408	-	n.a.
- Goodwill	39,100	-	n.a.
- Others	58,220	43,290	34.5%

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

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In August 2021, Afya assumed a voluntary commitment to have at least 50% women in its management positions by 2030. In addition, Afya announced that it was certificated by Women on Board, an independent initiative whose purpose is to acknowledge, value and promote corporate environments in which women are part of the board of directors. The company voluntarily committed to continuing to have at least two women as board members.

On January 2022, Afya announced that it is one of 418 companies across 45 countries and regions to join the 2022 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: female leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and pro-women brand. Afya was included on this year’s index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies.

The 2021 Sustainability Report can be found at: https://ir.afya.com.br/ >> Corporate Governance >> Sustainability.

Table 12: ESG Metrics¹³⁴			3Q22	3Q21	2021	2020	2019
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,039	8,177	8,079	6,100	3,369
2	405-1	Percentage of female employees	57%	55%	55%	55%	57%
3	405-1	Percentage of female members in the board of directors	27%	18%	18%	18%	22%
4	102-24	Percentage of independent member in the board of directors	36%	36%	36%	36%	22%
		Environmental
4	302-1	Total energy consumption (kWh)	4,355,340	3,172,655	12,176,966	8,035,845	5,928,450
4.1	302-1	Consumption per campus	98,985	99,145	385,573	321,434	395,230
5	302-1	% supplied by distribution companies	71.6%	89.8%	91.3%	83.4%	96.2%
6	302-1	% supplied by other sources²	28.4%	10.2%	8.7%	16.6%	3.8%
		Social
8	413-1	Number of free clinical consultations offered by Afya	128,686	144,832	341,286	427,184	270,000
9		Number of physicians graduated in Afya's campuses	17,176	12,359	16,772	12,691	8,306
10	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	10,329	7,940	7,881	4,999	2,808
11		% students with scholarships over total undergraduate students	17.4%	13.0%	12.9%	13.7%	11.7%
12	413-1	Hospital, clinics and city halls partnerships	481	432	447	432	60

(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) "Other sources" refers to: (a) Derived from renewable sources, such as solar panels installed in the units; and (b) Derived from the search for alternative energy options in the market.
(3) Starting in 2Q22, previously disclosed environmental data were updated to consider: (a) GHG Protocol guidelines improvements, and (b) additional data-collection criteria refinements.
(4) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.

5.                  Conference Call and Webcast Information

When: November 21, 2022 at 5:00 p.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer

Webcast: https://afya.zoom.us/j/92548247907

OR

Dial-in:   Brazil: +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788

United States: +1 646 931 3860 or +1 929 205 6099 or +1 301 715 8592 or +1 309 205 3325 or +1 312 626 6799 or +1 669 444 9171 or +1 669 900 6833 or +1 719 359 4580 or +1 253 215 8782 or +1 346 248 7799 or +1 386 347 5053 or +1 564 217 2000

Webinar ID: 925 4824 7907

Other Numbers: https://afya.zoom.us/u/abwfMV1H7z

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6.                  About Afya Limited (Nasdaq: AFYA)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

7.                  Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.                  Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the cash flow from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

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9.                  Investor Relations Contact

E-mail: ir@afya.com.br

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10.              Financial Tables

Unaudited interim condensed consolidated statements of financial position
As of September 30, 2022, and December 31, 2021
(In thousands of Brazilian reais)

	September 30, 2022	December 31, 2021
Assets	(unaudited)
Current assets
Cash and cash equivalents	715,644	748,562
Trade receivables	405,450	378,351
Inventories	12,488	11,827
Recoverable taxes	42,510	25,579
Other assets	37,874	42,533
Total current assets	1,213,966	1,206,852

Non-current assets
Trade receivables	34,218	27,442
Other assets	198,700	180,306
Investment in associate	55,900	48,477
Property and equipment	503,626	419,808
Right-of-use assets	712,068	663,686
Intangible assets	4,042,545	3,900,835
Total non-current assets	5,547,057	5,240,554

Total assets	6,761,023	6,447,406

Liabilities
Current liabilities
Trade payables	62,905	59,098
Loans and financing	259,638	128,720
Lease liabilities	28,685	24,955
Accounts payable to selling shareholders	241,560	239,849
Notes payable	17,333	14,478
Advances from customers	108,588	114,585
Labor and social obligations	202,040	131,294
Taxes payable	24,170	26,715
Income taxes payable	27,353	11,649
Other liabilities	4,532	15,163
Total current liabilities	976,804	766,506

Non-current liabilities
Loans and financing	1,140,086	1,246,156
Lease liabilities	753,539	689,130
Accounts payable to selling shareholders	356,807	439,977
Notes payable	48,415	58,248
Taxes payable	93,445	96,598
Provision for legal proceedings	205,151	148,287
Other liabilities	12,962	2,486
Total non-current liabilities	2,610,405	2,680,882
Total liabilities	3,587,209	3,447,388

Equity
Share capital	17	17
Additional paid-in capital	2,375,344	2,375,344
Share-based compensation reserve	114,515	94,101
Treasury stock	(304,947)	(152,630)
Retained earnings	938,192	631,317
Equity attributable to equity holders of the parent	3,123,121	2,948,149
Non-controlling interests	50,693	51,869
Total equity	3,173,814	3,000,018

Total liabilities and equity	6,761,023	6,447,406

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Unaudited interim condensed consolidated statements of income and comprehensive income
For the three and nine-month periods ended September 30, 2022 and 2021
(In thousands of Brazilian reais, except earnings per share)

	Three-month period ended		Nine-month period ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	580,575	454,387	1,745,055	1,221,112
Cost of services	(216,691)	(180,042)	(622,663)	(450,993)
Gross profit	363,884	274,345	1,122,392	770,119

General and administrative expenses	(210,692)	(178,811)	(596,621)	(444,399)
Other (expenses) income, net	(7,173)	(135)	(8,739)	1,163

Operating income	146,019	95,399	517,032	326,883

Finance income	29,202	29,161	76,618	45,144
Finance expenses	(91,933)	(64,558)	(256,873)	(168,825)
Finance result	(62,731)	(35,397)	(180,255)	(123,681)

Share of income of associate	3,819	3,004	10,260	8,626

Income before income taxes	87,107	63,006	347,037	211,828

Income taxes expenses	(6,697)	(5,017)	(25,612)	(18,546)

Net income	80,410	57,989	321,425	193,282

Other comprehensive income	-	-	-	-
Total comprehensive income	80,410	57,989	321,425	193,282

Income attributable to
Equity holders of the parent	75,760	53,030	306,875	178,357
Non-controlling interests	4,650	4,959	14,550	14,925
	80,410	57,989	321,425	193,282
Basic earnings per share
Per common share	0.84	0.57	3.39	1.91
Diluted earnings per share Per common share	0.84	0.56	3.38	1.89

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Unaudited interim condensed consolidated statements of cash flows
For the nine-month periods ended September 30, 2022 and 2021
(In thousands of Brazilian reais)

	September 30, 2022	September 30, 2021
Operating activities	(unaudited)	(unaudited)
Income before income taxes	347,037	211,828
Adjustments to reconcile income before income taxes
Depreciation and amortization	151,706	112,204
Write-off of property and equipment	683	1,936
Write-off of intangible assets	6	1,049
Allowance for doubtful accounts	29,441	34,005
Share-based compensation expense	20,414	33,949
Net foreign exchange differences	293	18,376
Accrued interest	147,839	66,851
Accrued lease interest	63,458	47,738
Share of income of associate	(10,260)	(8,626)
Provision for legal proceedings	8,531	9,286
Changes in assets and liabilities
Trade receivables	(60,167)	(18,593)
Inventories	(661)	(1,232)
Recoverable taxes	(16,931)	(8,228)
Other assets	5,858	(11,264)
Trade payables	1,398	3,461
Taxes payables	10,709	(1,247)
Advances from customers	(16,075)	9,419
Labor and social obligations	70,608	54,005
Other liabilities	(10,066)	2,276
	743,821	557,193
Income taxes paid	(27,940)	(28,495)

Net cash flows from operating activities	715,881	528,698

Investing activities
Acquisition of property and equipment	(116,641)	(97,435)
Acquisition of intangibles assets	(70,423)	(43,290)
Dividends received	2,837	5,770
Acquisition of subsidiaries, net of cash acquired	(242,752)	(925,279)
Restricted cash	-	8,103
Net cash flows used in investing activities	(426,979)	(1,052,131)

Financing activities
Payments of loans and financing	(68,975)	(130,446)
Issuance of loans and financing	-	809,539
Payments of lease liabilities	(84,509)	(61,909)
Treasury shares	(152,317)	(98,541)
Proceeds from exercise of stock options	-	32,721
Dividends paid to non-controlling interests	(15,726)	(15,663)
Net cash flows from (used in) financing activities	(321,527)	535,701
Net foreign exchange differences	(293)	(18,376)
Net increase in cash and cash equivalents	(32,918)	(6,108)
Cash and cash equivalents at the beginning of the period	748,562	1,045,042
Cash and cash equivalents at the end of the period	715,644	1,038,934

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Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended September 30,			For the nine months period ended September 30,
	2022	2021	% Chg	2022	2021	% Chg
Net income	80,410	57,989	38.7%	321,425	193,282	66.3%
Net financial result	62,731	35,397	77.2%	180,255	123,681	45.7%
Income taxes expense	6,697	5,017	33.5%	25,612	18,546	38.1%
Depreciation and amortization	52,617	45,289	16.2%	151,706	112,204	35.2%
Interest received (1)	9,400	9,857	-4.6%	21,979	17,947	22.5%
Income share associate	(3,819)	(3,004)	27.1%	(10,260)	(8,626)	18.9%
Share-based compensation	8,833	8,847	-0.2%	20,414	33,949	-39.9%
Non-recurring expenses:	11,861	32,008	-62.9%	8,586	68,726	-87.5%
- Integration of new companies (2)	7,063	5,192	36.0%	17,015	12,728	33.7%
- M&A advisory and due diligence (3)	1,388	8,442	-83.6%	3,194	11,998	-73.4%
- Expansion projects (4)	1,079	3,069	-64.8%	2,358	6,459	-63.5%
- Restructuring expenses (5)	2,708	6,414	-57.8%	7,081	11,332	-37.5%
- Mandatory Discounts in Tuition Fees (6)	(377)	8,891	n.a.	(21,062)	26,209	n.a.
Adjusted EBITDA	228,730	191,400	19.5%	719,717	559,709	28.6%
Adjusted EBITDA Margin	39.4%	41.3%	-190 bps	41.7%	44.9%	-320 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

17